February 24, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Life Sciences

100 F Street, N.E

Washington, D.C. 20549

Attn: Chris Edwards

Re:	GT Biopharma, Inc
Registration Statement on Form S-1
Filed February 7, 2025
File No. 333- 284032

Ladies and Gentleman,

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), GT Biopharma, Inc, a Delaware corporation (the “Company”), hereby respectfully requests that the Company’s Registration Statement on Form S-1 together with all exhibits thereto, and as subsequently amended from time to time (the “Registration Statement”), initially filed with the Securities and Exchange Commission (the “Commission”) on December 23, 2024, be withdrawn, effective as of the date hereof. The Company is withdrawing the Registration Statement because it no longer plans to consummate the offering described in the Registration Statement. The Registration Statement has not been declared effective by the Commission and the Company advises the Commission that no securities have been issued or sold under the Registration Statement. Therefore, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

The Company requests that, in accordance with Rule 457(p) of the Securities Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

Please call Roger Bivans of Baker & McKenzie LLP at 214-978-3095 with any questions.

* * *

Very truly yours,

/s/ Alan Urban
By:	Alan Urban
Title:	Chief Financial Officer

cc:	Baker & McKenzie LLP